UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

MISCOR GROUP, LTD.

(Name of Issuer)

MISCOR Group, Ltd.

Integrated Electrical Services, Inc.

IES Subsidiary Holdings, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60477P201

(CUSIP Number of Class of Securities)

Michael P. Moore Chief Executive Officer and President MISCOR Group, Ltd. 800 Nave Road, SE Massillon, Ohio 44646 (330) 830-3500	Gail Makode Senior Vice President, General Counsel and Secretary Integrated Electrical Services, Inc. 5433 Westheimer Road, Suite 500 Houston, Texas 77056 (713) 860-1500

Copies to:

G. Michael O’Leary George Vlahakos Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 (713) 220-4200	Michael P. Moore MISCOR Group, Ltd. Chief Executive Officer and President 800 Nave Road, SE Massillon, Ohio 44646 (330) 830-3500	Molly Z. Brown Sean T. Peppard Ulmer & Berne LLP 1660 West 2nd Street, Suite 1100 Cleveland, Ohio 44113 (216) 583-700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☒	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,720,594	$2,281

*	Calculated solely for purposes of determining the filing fee. The transaction valuation was calculated by multiplying (a) 11,775,066 shares of fully diluted MISCOR common stock outstanding by (b) $1.42, the average of the high and low price per share of MISCOR common stock reported on the OTCQB on April 19, 2013.
**	Calculated by multiplying the transaction valuation calculated above by 0.00013640, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 1 for fiscal year 2013 issued August 31, 2012.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$1,679
Form or Registration No.:	Form S-4 Registration Statement under the Securities Act of 1933 (Registration No. 333-188182)
Filing Party:	Integrated Electrical Services, Inc.
Date Filed:	April 26, 2013

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (collectively, the “Filing Persons”): MISCOR Group, Ltd., an Indiana corporation (“MISCOR”) and the issuer of the common stock that is subject to the Rule 13e-3 transaction reported by this Transaction Statement; Integrated Electrical Services, Inc., a Delaware corporation, (“IES”); and IES Subsidiary Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of IES (“Merger Sub”).

On March 13, 2013, IES and MISCOR entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for the acquisition of MISCOR by IES (the “Merger”). Pursuant to the Merger Agreement, IES and MISCOR agreed that, subject to the satisfaction of certain closing conditions (including the approvals by the IES stockholders and the MISCOR shareholders), MISCOR will merge with and into Merger Sub, with Merger Sub surviving the Merger as a direct, wholly-owned subsidiary of IES.

The Merger Agreement provides that at the effective time of the Merger, MISCOR common stock (other than shares held by MISCOR shareholders who do not vote in favor of the adoption of the Merger Agreement and who are entitled to and properly demand appraisal rights in accordance with Indiana law and shares to be canceled pursuant to the terms of the Merger Agreement) will be converted into the right to receive merger consideration comprised of, at the election of the holder, either: (1) a per share dollar amount, which amount shall not be less than $1.415 (the “Cash Consideration”), equal to the quotient obtained by dividing (x) the difference between $24.0 million and the amount of MISCOR’s Net Debt (as defined in the Merger Agreement) and (y) the number of shares of MISCOR common stock outstanding as of the fifteenth business day prior to the closing date, including shares issuable upon the exercise of outstanding options and warrants; or (2) a number of shares of IES common stock (the “Stock Consideration”) equal to a fraction (the “Exchange Ratio”), the numerator of which is the Cash Consideration and the denominator of which is the volume-weighted average of the sale prices per share of IES common stock (the “VWAP”) for the 60 consecutive trading days ending with the fifteenth business day prior to the closing date (the “IES Common Stock Value”); provided, however, that if the IES Common Stock Value is less than $4.024 per share or greater than $6.036 per share, then the IES Common Stock Value will be $4.024 per share or $6.036 per share, respectively.

MISCOR shareholders have the right to elect to receive all Cash Consideration, all Stock Consideration or a mix of Cash Consideration and Stock Consideration; provided, however, that the aggregate Cash Consideration to be paid in connection with the Merger shall not exceed a threshold, as described in the Merger Agreement, equal to the product obtained by multiplying (x) the Cash Consideration by (y) 50% of the number of shares of MISCOR common stock outstanding immediately prior to the effective time of the Merger.

Concurrently with the filing of this Schedule 13E-3, IES and MISCOR are filing with the SEC a joint preliminary proxy statement on Schedule 14A (the “Joint Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 relating to the special meetings of the IES stockholders and the MISCOR shareholders, which forms a part of the registration statement on Form S-4 that IES is filing with the SEC (the “Joint Proxy Statement/Prospectus”) under the Securities Act of 1933, as amended, in connection with the issuance of shares of IES common stock in the Merger.

At the special meeting of IES stockholders (the “IES Meeting”), the stockholders of IES will consider and vote upon a proposal to (i) approve the issuance of shares of IES common stock to the MISCOR shareholders as set forth in the Merger Agreement (the “Merger Proposal”), (ii) approve the adjournment of the IES Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the Merger Proposal and (iii) to transact any other business as may properly come before the IES Meeting or any adjournments or postponements thereof. IES stockholders can vote at the IES Meeting if they owned shares of IES common stock at the close of business on             , 2013, which is referred to as the IES record date. IES stockholders may cast one vote for each share of IES common stock that they owned on the IES record date. The affirmative vote of the holders of a majority of the votes cast by IES stockholders entitled to vote at the IES Meeting, at which a quorum is present, is required to approve the Merger Proposal and to approve any adjournment of the IES Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies. Abstentions and broker non-votes will not be counted either in favor of or against approval of the Merger Proposal or any adjournment at the IES Meeting. Pursuant to the

Merger Agreement, as a condition to the completion of the Merger, IES must also receive the IES Minority Approval, which requires that 50% or more of the votes cast by IES stockholders entitled to vote at the IES Meeting (excluding shares held by certain affiliates of IES and MISCOR) shall not have been voted against the adoption of the Merger Proposal. Abstentions and broker non-votes will not be counted either in favor of or against the Merger Proposal for the purpose of determining satisfaction of the IES Minority Approval. For purposes of conducting the IES Meeting, the presence in person or by proxy of holders of at least a majority of the shares of IES common stock issued and outstanding and entitled to vote at the IES Meeting will constitute a quorum. Abstentions and broker non-votes will be counted in determining whether a quorum is present at the IES Meeting.

At the special meeting of MISCOR shareholders (the “MISCOR Meeting”), the MISCOR shareholders will consider and vote upon a proposal to (i) adopt the Merger Agreement (the “Merger Agreement Proposal”), (ii) approve the adjournment of the MISCOR Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the Merger Agreement Proposal and (iii) to transact any other business as may properly come before the MISCOR Meeting or any adjournments or postponements thereof. MISCOR shareholders can vote at the MISCOR Meeting if they owned shares of MISCOR common stock at the close of business on             , 2013, which is referred to as the MISCOR record date. MISCOR shareholders may cast one vote for each share of MISCOR common stock that they owned on the MISCOR record date. The holders of a majority of the outstanding shares of MISCOR common stock entitled to vote as of the MISCOR record date must vote in favor of the Merger Agreement Proposal for it to be approved. Therefore, a MISCOR shareholders’s failure to vote, failure to instruct his or her broker to vote their shares or his or her abstaining from voting will have the same effect as a vote against the Merger Agreement Proposal. The approval of an adjournment of the MISCOR Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies will require the affirmative vote of the holders of a majority of the votes cast at the MISCOR Meeting, without regard to broker non-votes or abstentions. Pursuant to the Merger Agreement, as a condition to the completion of the Merger, MISCOR must also receive the MISCOR Minority Approval, which requires that 50% or more of the votes cast by MISCOR shareholders entitled to vote at the MISCOR Meeting (excluding shares held by certain affiliates of IES and MISCOR) shall not have been voted against the adoption of the Merger Agreement Proposal. Abstentions and broker non-votes will not be counted either in favor of or against the Merger Agreement Proposal for the purpose of determining satisfaction of the MISCOR Minority Approval. For purposes of conducting the MISCOR Meeting, the presence in person or by proxy of holders of at least a majority of the shares of MISCOR common stock issued and outstanding and entitled to vote at the MISCOR Meeting will constitute a quorum. Abstentions and broker non-votes will be counted in determining whether a quorum is present at the MISCOR Meeting.

A copy of the Joint Proxy Statement/Prospectus is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Joint Proxy Statement/Prospectus.

The cross-references below are being supplied in accordance with General Instruction G of Schedule 13E-3 and show the location in the Joint Proxy Statement, including all appendices thereto, of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Joint Proxy Statement, including the appendices thereto, is incorporated in its entirety herein by reference and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Joint Proxy Statement and the appendices thereto. As of the date hereof, the Joint Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be further amended to reflect the completion or amendment of the Joint Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person, and none of the Filing Persons takes responsibility for the accuracy of any information not supplied by such Filing Person.

i

ITEM 1.	SUMMARY TERM SHEET

Item 1001 of Regulation M-A:

The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“SUMMARY”

•	“THE IES MEETING”

•	“THE MISCOR MEETING”

ITEM 2.	SUBJECT COMPANY INFORMATION

Item 1002 of Regulation M-A:

(a) Name and Address. The subject company’s name and the address and telephone number of its principal executive offices are as follows:

MISCOR Group, Ltd.

800 Nave Road, SE

Massillon, Ohio 44646

(330)-830-3500

(b) Securities. The information set forth in the Joint Proxy Statement/Prospectus under the caption “COMPARISON OF RIGHTS OF IES STOCKHOLDERS AND MISCOR SHAREHOLDERS—Authorized Capital” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Joint Proxy Statement/Prospectus under the caption “COMPARATIVE MARKET PRICE AND DIVIDEND DATA—Historical Market Prices” is incorporated herein by reference.

(d) Dividends. The information set forth in the Joint Proxy Statement/Prospectus under the caption “COMPARATIVE MARKET PRICE AND DIVIDEND DATA—Dividends” is incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information is set forth under the caption “SPECIAL FACTORS—Relationship with Tontine” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSONS.

Item 1003 of Regulation M-A:

(a) Name and Address. MISCOR is the subject company. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“SUMMARY—The Companies”

•	“IES DIRECTORS”

•	“IES EXECUTIVE OFFICERS”

•	“MISCOR DIRECTORS AND EXECUTIVE OFFICERS”

(b) Business and Background of Entities. The information set forth in the Joint Proxy Statement/Prospectus under the caption “SUMMARY—The Companies” is incorporated herein by reference. None of MISCOR, IES or Merger Sub has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of MISCOR, IES or Merger Sub has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“IES DIRECTORS”

•	“IES EXECUTIVE OFFICERS”

•	“MISCOR DIRECTORS AND EXECUTIVE OFFICERS”

None of the officers or directors of MISCOR, IES or Merger Sub has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of such persons has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 1004 of Regulation M-A:

(a) Material Terms. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“SUMMARY”

•	“SPECIAL FACTORS”

•	“THE IES MEETING”

•	“THE MISCOR MEETING”

•	“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER”

•	“THE MERGER AGREEMENT”

•	“COMPARISON OF RIGHTS OF IES STOCKHOLDERS AND MISCOR SHAREHOLDERS”

•	“Annex A—Agreement and Plan of Merger dated as of March 13, 2013”

(b) Purchases. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“SUMMARY—Share Ownership of Directors and Executive Officers of MISCOR”

•	“SPECIAL FACTORS—Interests of Directors and Executive Officers of MISCOR in the Merger”

•	“SPECIAL FACTORS—Relationship with Tontine”

•	“COMPARATIVE MARKET PRICE AND DIVIDEND DATA—Holders of MISCOR Common Stock”

(c) Different Terms. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Interests of Directors and Executive Officers of MISCOR in the Merger”

•	“SPECIAL FACTORS—Relationship with Tontine”

•	“THE MERGER AGREEMENT—Treatment of MISCOR Stock Options and Other Equity Awards”

•	“APPRAISAL RIGHTS”

•	“Annex A—Agreement and Plan of Merger dated as of March 13, 2013”

(d) Appraisal Rights. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER—Are MISCOR shareholders entitled to appraisal rights?”

•	“APPRAISAL RIGHTS”

•	“Annex D—Section 23-1-44 et seq. of the Indiana Business Corporation Law”

(e) Provisions for Unaffiliated Security Holders. Unaffiliated MISCOR shareholders will be entitled to access MISCOR’s and IES’ corporate records in the manner permitted by applicable federal and Indiana and Delaware state laws. Neither MISCOR nor IES has made any other provision to grant unaffiliated MISCOR shareholders access to the corporate records of MISCOR or IES, or for unaffiliated MISCOR shareholders to obtain counsel or appraisal services at MISCOR’s or IES’ expense.

(f) Eligibility for Listing or Trading. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Listing of IES Common Stock”

•	“SPECIAL FACTORS—Deregistration of MISCOR Common Stock”

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 1005 of Regulation M-A:

(a) Transactions. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Interests of Directors and Executive Officers of MISCOR in the Merger”

•	“SPECIAL FACTORS—Relationship with Tontine”

•	“IES MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Working Capital—The Tontine Term Loan”

•	“IES MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Controlling Shareholder”

•	“CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS OF IES”

(b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS”

•	“THE MERGER AGREEMENT”

•	“Annex A—Agreement and Plan of Merger dated as of March 13, 2013”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS”

•	“THE MISCOR MEETING”

•	“THE MERGER AGREEMENT”

•	“Annex A—Agreement and Plan of Merger dated as of March 13, 2013”

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 1006 of Regulation M-A:

(a) Purposes. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Recommendation of the MISCOR Board of Directors and Its Reasons for the Merger”

•	“SPECIAL FACTORS—Position of the IES Parties as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Purpose and Reasons of the IES Parties for the Merger”

•	“SPECIAL FACTORS—Recommendation of the IES Board of Directors and Its Reasons for the Merger”

(b) Use of Securities Acquired. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—General Description and Effects of the Merger”

•	“SPECIAL FACTORS—Deregistration of MISCOR Common Stock”

•	“THE MERGER AGREEMENT”

•	“Annex A—Agreement and Plan of Merger dated as of March 13, 2013”

(c)(1-8) Plans. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS”

•	“COMPARATIVE MARKET PRICE AND DIVIDEND DATA—Dividends”

•	“THE MERGER AGREEMENT”

•	“Annex A—Agreement and Plan of Merger dated as of March 13, 2013”

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Item 1013 of Regulation M-A:

(a)-(c) Purposes; Alternatives; Reasons. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“SUMMARY”

•	“SPECIAL FACTORS—General Description and Effects of the Merger”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Recommendation of the MISCOR Board of Directors and Its Reasons for the Merger”

•	“SPECIAL FACTORS—Position of the IES Parties as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Purpose and Reasons of the IES Parties for the Merger”

•	“SPECIAL FACTORS—Recommendation of the IES Board of Directors and Its Reasons for the Merger”

•	“SPECIAL FACTORS—Opinion of IES’ Financial Adviser”

•	“SPECIAL FACTORS—Opinion of MISCOR’s Financial Adviser”

•	“Annex B—Opinion of Stifel, Nicolaus & Company, Incorporated”

•	“Annex C—Opinion of Western Reserve Partners LLC”

(d) Effects. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—General Description and Effects of the Merger”

•	“SPECIAL FACTORS—Recommendation of the MISCOR Board of Directors and Its Reasons for the Merger”

•	“SPECIAL FACTORS—Opinion of MISCOR’s Financial Adviser”

•	“SPECIAL FACTORS—Interests of Directors and Executive Officers of MISCOR in the Merger”

•	“SPECIAL FACTORS—Deregistration of MISCOR Common Stock”

•	“SPECIAL FACTORS—Restrictions on Sales of Shares of IES Common Stock Received in the Merger”

•	“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER”

•	“THE MERGER AGREEMENT”

•	“COMPARISON OF RIGHTS OF IES STOCKHOLDERS AND MISCOR SHAREHOLDERS”

•	“Annex A—Agreement and Plan of Merger dated as of March 13, 2013”

ITEM 8.	FAIRNESS OF THE TRANSACTION.

Item 1014 of Regulation M-A:

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Recommendation of the MISCOR Board of Directors and Its Reasons for the Merger”

•	“SPECIAL FACTORS—Position of the IES Parties as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Opinion of MISCOR’s Financial Adviser”

•	“Annex B—Opinion of Stifel, Nicolaus & Company, Incorporated”

•	“Annex C—Opinion of Western Reserve Partners LLC”

(c) Approval of Security Holders. The information set forth in the Joint Proxy Statement/Prospectus under the caption “QUESTIONS AND ANSWERS ABOUT THE MEETINGS” is incorporated herein by reference.

(d) Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of the unaffiliated MISCOR shareholders for purposes of negotiating the terms of the Merger or preparing a report concerning the fairness of the transaction.

(e) Approval of Directors. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Position of the IES Parties as to the Fairness of the Merger”

(f) Other Offers. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Recommendation of the MISCOR Board of Directors and Its Reasons for the Merger”

•	“SPECIAL FACTORS—Position of the IES Parties as to the Fairness of the Merger”

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Item 1015 of Regulation M-A:

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Opinion of IES’ Financial Adviser”

•	“SPECIAL FACTORS—Opinion of MISCOR’s Financial Adviser”

•	“Annex B—Opinion of Stifel, Nicolaus & Company, Incorporated”

•	“Annex C—Opinion of Western Reserve Partners LLC”

(c) Availability of Documents. The opinions referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of MISCOR during its regular business hours by any interested MISCOR shareholder or by a representative of a MISCOR shareholder who has been so designated in writing. A copy of the opinion will be transmitted by MISCOR to any MISCOR shareholder or to a representative of a MISCOR shareholder who has been so designated in writing upon written request and at the expense of the requesting MISCOR shareholder.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Item 1007 of Regulation M-A:

(a)-(d) Sources of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“THE MERGER AGREEMENT”

•	“FINANCING OF THE MERGER”

•	“IES MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Working Capital—The 2012 Revolving Credit Facility”

•	“MERGER FEES AND EXPENSES”

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 1008 of Regulation M-A:

(a) Securities Ownership. The information set forth in the Joint Proxy Statement/Prospectus under the caption “COMPARATIVE MARKET PRICE AND DIVIDEND DATA—Holders of MISCOR Common Stock” is incorporated herein by reference.

(b) Securities Transactions. None.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

Item 1012 of Regulation M-A:

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Recommendation of the MISCOR Board of Directors and Its Reasons for the Merger”

•	“SPECIAL FACTORS—Position of the IES Parties as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Purpose and Reasons of the IES Parties for the Merger”

•	“SPECIAL FACTORS—Recommendation of the IES Board of Directors and Its Reasons for the Merger”

•	“SPECIAL FACTORS—Interests of Directors and Executive Officers of MISCOR in the Merger”

•	“SPECIAL FACTORS—Relationship with Tontine”

•	“COMPARATIVE MARKET PRICE AND DIVIDEND DATA—Holders of IES Common Stock”

•	“THE MERGER AGREEMENT”

•	“Annex A—Agreement and Plan of Merger dated as of March 13, 2013”

(e) Recommendations of Others. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”

•	“QUESTIONS AND ANSWERS ABOUT THE MEETING”

•	“SPECIAL FACTORS—Recommendation of the MISCOR Board of Directors and Its Reasons for the Merger”

•	“SPECIAL FACTORS—Recommendation of the IES Board of Directors and Its Reasons for the Merger”

•	“THE MERGER—Interests of Directors and Executive Officers of MISCOR in the Merger”

•	“PROPOSALS BEING SUBMITTED TO A VOTE AT THE IES MEETING”

•	“PROPOSALS BEING SUBMITTED TO A VOTE AT THE MISCOR MEETING”

ITEM 13.	FINANCIAL STATEMENTS.

Item 1010 of Regulation M-A:

(a) Financial Information. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Ratio of Earnings to Fixed Charges”

•	“SELECTED HISTORICAL FINANCIAL INFORMATION OF MISCOR”

•	“UNAUDITED COMPARATIVE PER SHARE DATA”

•	“WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE”

(b) Pro Forma Information. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION”

•	“UNAUDITED COMPARATIVE PER SHARE DATA”

•	“UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS”

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Item 1009 of Regulation M-A:

(a) Solicitations or Recommendations. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—OPINION OF IES’ Financial Adviser”

•	“SPECIAL FACTORS—OPINION OF MISCOR’s Financial Adviser”

•	“THE IES MEETING—Solicitation of Proxies and Expenses”

•	“THE MISCOR MEETING—Solicitation of Proxies and Expenses”

•	“Annex B—Opinion of Stifel, Nicolaus & Company, Incorporated”

•	“Annex C—Opinion of Western Reserve Partners LLC”

(b) Employees and Corporate Assets. The information set forth in the Joint Proxy Statement/Prospectus under the caption “THE MISCOR MEETING—Solicitation of Proxies and Expenses” is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

Item 1011 of Regulation M-A:

(b) Other Material Information. The information contained in the Joint Proxy Statement/Prospectus, including all appendices thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS.

Item 1016 of Regulation M-A:

EXHIBIT INDEX

(a)(1)	Joint Proxy Statement/Prospectus filed with the SEC on April 26, 2013 (incorporated by reference to the Registration Statement on Form S-4 filed by IES on April 26, 2013).

(a)(2)	Frequently Asked Questions (incorporated by reference to the Form 425 filed by MISCOR on March 14, 2013).

(a)(3)	Frequently Asked Questions dated March 13, 2013 (incorporated by reference to the Form 425 filed by IES on March 14, 2013).

(a)(4)	Interoffice Memo to employees of IES dated March 13, 2013 (incorporated by reference to the Form 425 filed by IES on March 14, 2013).

(a)(5)	Press Release issued by IES and MISCOR dated March 13, 2013 (incorporated by reference to the Current Report on Form 8-K filed by IES on March 13, 2013).

(a)(6)	Press Release issued by MISCOR dated April 22, 2013 (incorporated by reference to the Current Report on Form 8-K filed by MISCOR on April 22, 2013).

(b)(1)	Credit and Security Agreement dated August 9, 2012 by and among IES, each of the other Borrowers and Guarantors named therein and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by IES on August 13, 2012).

(b)(2)	Joinder and First Amendment to Credit and Security Agreement dated February 13, 2013 by and among IES, each of the other Borrowers and Guarantors named therein and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by IES on February 14, 2013).

(c)(1)	Opinion of Stifel, Nicolaus & Company, Incorporated dated as of March 11, 2013 (incorporated herein by reference to Annex B of the Joint Proxy Statement/Prospectus).

(c)(2)	Opinion of Western Reserve Partners LLC dated as of March 13, 2013 (incorporated herein by reference to Annex C of the Joint Proxy Statement/Prospectus).

(d)(1)	Agreement and Plan of Merger effective as of March 13, 2013, by and among Integrated Electrical Services, Inc., IES Subsidiary Holdings, Inc. and MISCOR Group, Ltd. (incorporated herein by reference to Annex A of the Joint Proxy Statement/Prospectus).

(f)(1)	Section 23-1-44 et seq. of the Indiana Business Corporation Law (incorporated herein by reference to Annex D of the Joint Proxy Statement/Prospectus).

(g)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MISCOR GROUP, LTD.

By:	/s/ Michael P. Moore
Name:	Michael P. Moore
Title:	Chief Executive Officer and President

INTEGRATED ELECTRICAL SERVICES, INC.

By:	/s/ James M. Lindstrom
Name:	James M. Lindstrom
Title:	Chairman of the Board, Chief Executive Officer and President

IES SUBSIDIARY HOLDINGS, INC.

By:	INTEGRATED ELECTRICAL SERVICES, INC., its Sole Stockholder

By:	/s/ James M. Lindstrom
Name:	James M. Lindstrom
Title:	Chairman of the Board, Chief Executive Officer and President

Dated: April 26, 2013